EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2013

The following discussion and analysis of the operations, results and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three month period ended March 31, 2013 and the audited financial statements for the year ended December 31, 2012 and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated May 30, 2013 and discloses specified information up to that date. Avino is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.avino.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver and gold, and the exploration, development, and acquisition of mineral properties. The Company holds mineral claims in Durango, Mexico as well as the Yukon Territory and the province of British Columbia in Canada. Avino is a reporting issuer in British Columbia and Alberta, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange, Tier 2 status under the symbol “ASM”, on the NYSE MKT under the symbol “ASM”, and on the Berlin & Frankfurt Stock Exchanges under the symbol “GV6”.

Overall Performance and Outlook

During the quarter the San Gonzalo mine produced 568 tonnes of bulk silver/gold concentrate recognizing revenues of $3,490,004 on the sale of 658 tonnes of concentrate bulk silver/gold for a gross profit of $1,040,847. Included in total concentrate sold during the quarter was December 2012 production that was inventoried at December 31, 2012. Metal prices for revenues recognized in that period, weighted by dollar of revenue recognized averaged US$27.95 per ounce of silver, US$1,659 per ounce of gold.  Avino is very pleased with its production results and will continue to optimize mining and milling operations during the coming year.

Cash cost per equivalent silver ounce for the first quarter of 2012 was $14.74. The Company is pleased with the cash cost per equivalent silver ounce for the quarter of as it continues to focus on improving operating efficiencies and cost reduction at San Gonzalo. Also the Company has been selling concentrate on a month to month basis and recently committed to a long-term sale agreement to secure preferable terms and more favorable net smelter returns.

The Corporation’s cash and cash equivalents at March 31, 2013 totaled $3,616,743 compared to $4,035,985 at December 31, 2012, while working capital totaled $4,349,412 compared to $5,363,372 at December 31, 2012.

Discussion of Operations

The Company’s production, exploration, and development activities during the period ended March 31, 2013 have been conducted on its Avino property. The Company holds a 99.28% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,409 hectares and is located approximately 74 km north-east of the city of Durango. The Avino property hosts a processing facility and continues to focus on production at it San Gonzalo mine. The Company also continues to develop its plans to re-open the Avino Mine and process the tailings resource.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2013

San Gonzalo Mine

As announced in the Avino’s 2012 year end Management Discussion and Analysis, the company declared commercial production as of October 1, 2012 at its San Gonzalo mine.

Comparative figures from Q4 2012 and Q1 2013 are as follows:

	Q4 2012	Q1 2013	% Change
Total Mill Feed (dry tonnes)	19,539	19,723	0.9
Average Daily Throughput (tonnes per day)	222	229	3.1
Days of Operation	88	86	(2.30)
Feed Grade Silver (g/t)	259	309	19.3
Feed Grade Gold (g/t)	1.04	1.29	24.0
Bulk Concentrate (dry tonnes)	538	568	5.6
Bulk Concentrate Grade Silver (kg/t)	7.44	8.72	17
Bulk Concentrate Grade Gold (g/t)	26.33	31.4	19.3
Recovery Silver (%)	79	81	2.5
Recovery Gold (%)	70	70	0
Mill Availability (%)	94.4	95.5	1.2
Total Silver Produced (kg)	4,000	4,960	24.1
Total Gold Produced (g)	14,161	17,875	26.2
Total Silver Produced (oz) calculated	128,607	159,582	24.1
Total Gold Produced (oz) calculated	455	574	26.2
Total Silver Equivalent Produced (oz)	151,372	191,107	26.2

Silver equivalent for Q1 2013 were calculated using a 55:1 ratio for silver to gold. For Q4 2012, a 50:1 ratio was used in the calculation. (The ratio was changed to reflect more current gold and silver prices.) Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

1.	Feed grade for silver during Q1 2013 increased by 19.3% over Q4 2012.

2.	Feed grade for gold during Q1 2013 increased by 24% over Q4 2012.

3.	Bulk concentrate grades for silver and gold increased by 17% and 19.3% respectively during Q1 2013 as compared to Q4 2012.

4.	Silver recoveries improved by 2.5% during Q1 2013 over Q4 2012.

5.	The above resulted in a 24.1% and 26.2% increase in silver and gold production respectively.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Monthly Production figures from 2013 are presented below:

	Jan 2013	Feb 2013	Mar 2013	Apr 2013	YTD SG
Total Mill Feed (dry tonnes)	6,392	6,418	6,913	6,460	26,183
Average Daily Throughput (tonnes per day)	228	229	230	223	227.5
Days of Operation	28	28	30	29	115
Feed Grade Silver (g/t)	315	306	307	274	300.5
Feed Grade Gold (g/t)	1.27	1.19	1.40	1.36	1.305
Bulk Concentrate (dry tonnes)	197	166	206	202	771
Bulk Concentrate Grade Silver (kg/t)	8.32	9.43	8.52	7.07	8.335
Bulk Concentrate Grade Gold (g/t)	29.1	30.4	34.5	31.7	31.425
Recovery Silver (%)	81	80	83	81	81.25
Recovery Gold (%)	70	66	73	73	70.5
Mill Availability (%)	91.1	99.0	96.7	96.1	95.725
Total Silver Produced (kg)	1,638	1,565	1,757	1,428	6,389
Total Gold Produced (g)	5,722	5,036	7,117	6,411	24,286
Total Silver Produced (oz) calculated	52,779	50,315	56,488	45,899	205,506
Total Gold Produced (oz) calculated	184	162	228	206	781
Total Silver Equivalent Produced (oz)	62,781	59,228	69,098	27,235	248,342

Silver equivalent was calculated using a 55:1 ratio for silver to gold. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

The San Gonzalo mine is located approximately 2 km from the original Avino mine and beneath the shallow workings of an old mine from the colonial period. It constitutes a strongly developed vein system over 25 m across, trending 300 to 325 degrees; dip 80 NE to 77 SW. The original underground workings extend over an area approximately 150 m along strike and 136 m in depth.

In 2007-08 Avino conducted a 42-hole, 9,204 metre drill program to explore the San Gonzalo deposit. Drilling produced many core intercepts with silver assays greater than 1,000 g/t, some reaching as high as 5,265 g/t. The results from the drill program were input into a resource calculation in 2009.

Following the 2009 resource estimate, independently verified preliminary metallurgical testing on a composite sample of San Gonzalo material was completed at SGS Minerals Services in Durango, Mexico. The results indicated the silver and gold minerals from the San Gonzalo vein at lower levels would respond favorably to flotation with gold recoveries of 89 to 90% and silver recoveries of 92 to 93%.

Based on these results, Avino conducted a 10,000 tonne bulk sampling program to assess the economics of the zone and confirm mineral grades obtained through diamond drilling. The first decline was driven by our mining contractor starting in December 2009. The bulk sample program was completed during the first quarter of 2011 and a contract for the sale of concentrate was completed in June 2011 (for complete details see news release dated July 11, 2011).  Following the bulk sample underground development continued through the remainder of 2011. The bulk sample results were independently verified by Tetra Tech and the positive result lead to the decision to continue mining without a formal prefeasibility study.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Following the completion of the bulk sample which was comprised of material from levels 1 and 2, mine advancement at San Gonzalo has been ongoing. In 2012, the remaining material from the stopes on level 2 was mined and brought to the surface. During 2012, level 3 was the main focus of mining activities with two stopes having been developed and partially extracted by the end of the year. By year-end, level 5 had been reached and stope development on level 4 was underway.

In Q1 2013, development and mining has been focused on level 4.  During the quarter 141 metres of raises were completed and 3 stopes were developed (4-80, 4-100, 4-200). Crosscutting and drifting totaled 146 and 147 metres respectively. Ramp advancement totaled 98 m but progress was slowed when water was encountered. New larger pumps have been ordered to allow the ramp to continue towards level 6.

Avino’s independent engineering firm, Tetra Tech is currently preparing a new NI 43-101 resource estimate on the Avino property that will include a current estimate of the resources at the San Gonzalo mine.  The Company expects the report to be finalized during the second quarter 2013.

Avino Mine

In February 2012, a new long-term royalty agreement was signed to grant Avino mining rights to the main Avino vein. Mining activities were suspended on the Avino vein in 2001 due to low metals prices and the closure of a key smelter. Avino plans to re-open the old Avino mine once de-watering and all necessary modifications to the processing plant have been completed. When operations resume, Avino will use an existing 1,000 TPD circuit to process the material. Between 1998 and 2000, leading up to the mines closure, annual output averaged 933,240 ounces of silver, 7,537 ounces of gold and 9,305,347 pounds of copper. When the mine re-opens in 2014, Avino expects to process similar material at a similar rate as it did prior to closure in 2001.

Shortly after signing the new royalty agreement, the Company initiated an exploration program to further define remaining resources. The 2012 drill program, which totaled 3,263 metres through 9 holes was intended to form the basis for a current mineral resource estimate below level 12 to be included in a forthcoming NI 43-101 compliant resource report. The results were consistent with results from drilling conducted between 2006 and 2008 and demonstrated the thickness and consistency of the vein. Full results from the drill program can be viewed in Avino's third quarter MD&A on Avino's website or on SEDAR.

To resume underground development of the Avino mine, the existing underground workings must first be dewatered. During the year, construction of a water treatment plant and water testing was completed.  At the time of this report, the water level had receded down to level 8.5 of the mine. Mexican authorities have granted permission to the Company to de-water the mine without requiring a formal permit. Avino is required to submit quarterly reports logging the chemical content of the water being pumped from the underground workings. Once the water is treated it will be discharged to the El Caricol dam on the property and used for milling as well as for irrigation of local farms. Dewatering is expected to reach the bottom of the flooded area (level 11) within 6 to 8 months with operations expected to resume in 2014.

A review of the underground workings by mine personnel above the water level is also taking place to identify potential mining areas for mill feed; this represents part of the exploration program aimed at reopening the historic Avino mine.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Processing Plant

During Q4, the decision was made to expand the primary crushing circuit to operate at up to 1,500 tonnes per day (“TPD”) and feed three separate recovery circuits:

Circuit #	Throughput (TPD)	Source of Mill feed	Online Date
1	250	San Gonzalo Mine (“SG”)	Now Online
2	250	Avino Surface Stockpiles, SG, ET	Now Online
3	1,000	Avino Mine	2014

A new 250 TPD circuit (“Circuit 2”) was commissioned on April 2013 and is initially being used to process remaining historic aboveground stockpiles left from past mining of the main Avino Vein.  The Company expects the stockpiles will provide enough mill feed for approximately seven months of operations.  During Q3 2012, Circuit 1 (250 TPD) produced 50,074 ounces of silver equivalent (calculated) from the same stock piles, Avino expects output will be similar from Circuit 2 once it’s activated in Q2 of 2013. After the historic stockpiles have been depleted, the new circuit will have the ability to process additional mill feed from the San Gonzalo Mine and later the Avino Mine once it is further developed.

Circuit 1 will continue to process high-grade mill feed from the San Gonzalo Mine. Production numbers are reported monthly and are summarized to date in the news release dated February 12, 2013.

Circuit 3 is scheduled to begin processing new material from the main Avino Mine in 2014*.

*No feasibility studies or preliminary economic assessment has been carried out at the Avino Mine.  The Company intends to enter commercial production without any formal studies.

Circuit 2 April 2013 Production

Select Production figures from the milling of the historic Avino stockpiles in April 2013 compared to Q3 2012 are presented below:

	Jul 2012	Aug 2012	Sept 2012	April 2013
Total mill feed – (dry tonnes)	6,052	6,528	7,435	4,040
Days of Operation	29.5	30	30	19
Feed grade Silver - g/t	71.74	77.37	71.74	73.00
Feed grade Gold - g/t	1.36	1.06	0.86	0.791
Bulk concentrate – (dry tonnes)	84.90	115.44	123.62	49.84
Bulk Concentrate Grade Silver (kg/t)	2.991	3.015	2.983	3.977
Bulk Concentrate Grade Gold (g/t)	49.47	33.79	30.85	35.30
Recovery Silver (%)	58.50	68.90	67.70	67.00
Recovery Gold (%)	51.00	56.40	58.50	55.00
Mill availability (%)	95	97	97	63
Total Silver Produced (oz) calculated	8,164	11,189	11,671	6,373
Total Gold Produced (oz) calculated	135	125	121	57
Total Silver Eq. Produced (oz) calculated	14,914	17,439	17,721	9,484

Silver equivalent for July through September was calculated using a 50:1 ratio for silver to gold, for the month of April a 55:1 ratio was used. (The ratio was changed to reflect more current gold and silver prices.) Mill production figures have not been reconciled and are subject to adjustment with concentrate sales.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Highlights

•	Feed grades in April from the historic stockpiles are similar to those of September 2012 when processing of this material ceased;
•	Recoveries for silver and gold are similar but the concentrate grades are better.

Financing

In January 2013, the Company finalized a credit facility with Caterpillar Finance for up to US $5 million. The financing will help Avino advance its current operations at San Gonzalo and to reopen the historic Avino Mine (for more information please see the news release dated December 20, 2012). With the credit facility in place, the Company has acquired several key pieces of mining equipment including: a new Caterpillar 420F Backhoe loader, Caterpillar R1600 Scoop tram and an Oldenburg underground rock drill.

Outlook

Avino's mission is to create shareholder value through profitable organic growth at the Avino property.  We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

Management remains focused on the following key objectives:

1.	Maintain profitable mining operations at San Gonzalo while decreasing operating costs and improving efficiency;
2.	Increase mill throughput using the new circuit (“Circuit 2”) that went online in April 2013. See news release dated April 29, 2013;
3.	Develop the Avino mine for commercial production commencing in 2014;
4.	Continue to review and develop plans to process the oxide tailings resource from previous milling operations (PEA issued in 2012);
5.	Continue to explore regional targets on the property and consider acquisition opportunities.

Non – IFRS Measures

Cash cost per ounce and total production costs per tonne

Cash cost per ounce and total production costs per are measures developed by mining companies in an effort to provide a comparable standard; however, there can be no assurance that our reporting of these non-IFRS measures are similar to that reported by other mining companies. Total cash cost per ounce and total production cost per tonne are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and widely reported in the silver and gold mining industry as a benchmark for performance, but does not have a standardized meaning and is disclosed in addition to IFRS measures.

Management of the Company believes that the Company’s ability to control the cash cost per silver ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver production cost base allows the Company to remain profitable even during times of declining commodity prices and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost per silver ounce and the Company’s cost of sales as reported in the Company’s Condensed Consolidated Interim Statements of ComprehensiveIincome (Loss) is provided.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Reconciliation of Cash Cost of Sales per Silver Equivalent Ounce

	March 31, 2013	December 31, 2012	Notes 1
Cost of sales (as reported) – CAD	$2,205,451	$1,246,309	2
Silver ounces sold	123,166	72,522	1
Gold ounces sold	475	274	1
Ag:Au ratio	55.8:1	55.1:1	3
Silver equivalent ounces sold	149,321	87,616
Cash Cost per Silver Ounce - CAD	$14.74	$14.22
Mining Cost per Ounce	10.92	10.30
Milling Cost per Ounce	2.53	1.91
Indirect Cost per Ounce	1.28	2.02
Total Production Cost per Tonne	$101.77	$94.60
Tonnes milled	19,723	13,175	1
Mining Cost per Tonne	75.44	68.47
Milling Cost per Tonne	17.50	12.70
Indirect Cost per Tonne	8.83	13.42

1.
The figures in the table represent the total costs and production for the period ended March 31, 2013. San Gonzalo mine was commissioned for commercial production on October 1, 2012 therefore the previous quarter of production reflects sales from October 2012 and November 2012, production from December 2012 was included in the balance of inventory as at March 31, 2013 in accordance with the Company’s revenue recognition policy.

2.	Cost of sales represents cash costs of production before depletion, depreciation, and accretion. See note 15 to consolidated financial statements.

3.
Silver equivalent ounces consist of the number of ounces of silver production plus the number of ounces of gold production multiplied by the ratio of the spot gold price to the spot silver price using the average rates in effect during the sale contract settlement periods.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Results of Operations

Summary of Quarterly Results

	2013	2012	2012	2012	2012	2011	2011	2011
Period ended	Mar 31 Q1	Dec 31 Q4	Sept 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sept 30 Q3	Jun 30 Q2
Earnings / Loss for the period	$87,978	$173,660	$(829,315)	$(395,556)	$(211,967)	$(651,720)	$(1,555,067)	$(362,957)
Earnings / Loss per Share	0.0	0.01	(0.03)	(0.01)	(0.01)	(0.03)	(0.06)	(0.01)
Total Assets	$28,114,436	$26,191,608	$25,674,380	25,825,567	26,055,529	26,136,355	25,823,810	26,225,357

Quarterly results often fluctuate with changes in revenues, cost of sales, exploration expenses and operating expenses and non-cash items such as share-based payments and deferred income tax expenses. In Q4 2012 the Company began commercial production and therefore revenues from gold and silver sales will be reflected in the quarterly results.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Three months ended March 31, 2013 compared with the three months ended March 31, 2012.

	2013	2012	Notes

Revenue	$3,490,004	$-	1
Cost of sales	2,449,157	-	2
Mine Operating Income	1,040,847
General and Administrative Expenses
Depreciation	172	215
Directors fees	95,000	5,250	3
General exploration	-	11,820
Investor relations	80,431	97,409
Management fees	251,250	37,500	4
Office and miscellaneous	125,465	34,419	5
Professional fees	9,938	17,626
Regulatory and compliance fees	27,093	22,640
Salaries and benefits	221,118	59,934	6
Share-based payments	281,913	11,593	7
Travel and promotion	59,524	65,527
	1,151,904	363,933

Loss before other items and income tax	(111,057)	(363,933)

Other Items
Interest income	11,212	12,988
Other revenue	1,775	3,833
Mineral property option income	-	34,857	8
Unrealized loss on investments in related companies	(43,596)	(40,736)
Foreign exchange gain	229,644	141,024
Net income (loss)	87,978	(211,967)	9

Loss per Share - Basic and Diluted	$0.00	$(0.01)	9

1.
Revenues for the three month period were $3,490,004.. Total revenues include production sales for January 2013, February 2013, and the first two weeks of March 2013. Revenues relate to the sale of silver and gold bulk concentrate produced from San Gonzalo mine. There were no revenues for the comparable period as the Company commenced commercial production in Q4 of 2012. Proceeds from the sale of concentrate during the exploration stage were recorded as a reduction in exploration and evaluation assets.

2.
Total costs of production for the three month were $2,449,451. Production costs include costs for mining, milling, overhead, depreciation of plant and equipment, depletion, and accretion expense. All costs of production relate to the production of silver and gold bulk concentrate produced from the San Gonzalo mine.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2013

3.
Directors fees were $95,000 during the three months ended March 31, 2013 compared to $5,250 in the comparable quarter, an increase of $89,750. The increase related to one time non-cashbonus paid to directors

4.
Management fees for the quarter ended March 31, 2013 were $213,750, an increase of $213,750 from the comparable quarter. Management fees were higher in 2013 due to a bonus of $150,000 paid to the CEO. There was also a non cash bonus of $25,000 paid to a consultant for geological services. There were no such bonuses paid in the comparable quarter.

5.
Office and miscellaneous expenses were $125,465 for the quarter ended March 31, 2013 compared to $34,419 for the quarter ended March 31, 2012, an increase of $91,046. The increase relates to higher office costs and rent at the Company’s head office. There was also an increase in administration activities at the Company’s Mexican subsidiaries due to the transition to commercial production of the San Gonzalo mine. Office and miscellaneous costs include costs incurred at the Company’s head office in Canada, Durango Mexico office and mine site office.

6.
Salaries and benefits for the quarter ended March 31, 2013 were $221,118, an increase of $161,184 compared to the quarter ended March 31, 2012. The Company has continued to build its professional team to meet the growth and expansion at the Company’s operations in Mexico. Also, many payroll items were previously expensed when the Company was in the exploration stage.

7.	Share-based payments for the quarter ended March 31, 2013 were $281,913 compared to $11,593 for the quarter ended March 31, 2012, a decrease of $270,320, due to fewer options granted in 2012.

8.
During the quarter the Company entered into an option agreements with Avaron Mining Corp. The details of these options agreements are summarized in note 7 of the condensed consolidated interim financial statements. The total option revenue earned related to this options agreement was $34,857. There were no new options agreements entered into during the current quarter.

9.
As a result of the foregoing, net income for the quarter ended March 31, 2013 was $87,978, an increase of $299,945 compared to the quarter ended March 31, 2012. The increase in income has decreased the loss per share from $0.01 to $0.00.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Liquidity and Capital Resources

The investment in and expenditures for exploration and evaluation assets comprise most of the Company’s assets along with a lesser asset amount in regards to the San Gonzalo mine and facilities and equipment. The recoverability of amounts shown for its exploration and evaluation assets and related deferred costs is dependent upon the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Period Ended	March 31, 2013	December 31, 2012
Cash and cash equivalents	3,616,743	$4,035,985
Working Capital	3,349,412	5,363,372
Deficit	29,260,140	29,458,319

Cash Flow

	March 31, 2013	March 31, 2012

Cash provided by operating activities	$1,148,660	$528,018
Cash provided by financing activities	23,714	19,650
Cash provided by investing activities	(1,811,005	(1,563,600)
Decrease in cash and cash equivalents	(638,631)	(1,015,932)
Effect of exchange rate changes on cash and cash equivalents	219,389	71,475
Cash balance, beginning of the period	4,035,985	5,282,464
Cash balance, end of the year	$3,616,743	$4,338,007

Operating Activities:

Cash provided by operating activities for the quarter ended March 31, 2013 was $1,126,560 compared to $528,018 for the quarter ended March 31, 2012.  The increase in cash used in operating activities is primarily due to the decrease in inventory at December 31, 2013. In accordance with the Company’s revenue recognition policy, December 2012 production was included in inventory at March 31, 2013. The Company’s inventory balance also decreased due to the stockpile on hand at March 31, 2013.

Financing Activities:

Cash provided by financing activities was $63,750 compared to $19,650 in the comparable quarter, an increase of $44,100. Cash provided by financing activities relates to the issuance of common shares upon the exercising of stock options. During the quarter ended March 31, 2012, employees, consultants, and directors exercised more stock options compared to the quarter ended March 31, 2012. Also during the quarter the Company acquired mining equipment under a finance lease arrangement. Finance lease payments during the year were $40,036.

Investing Activities:

Cash used by investing activities for the quarter ended March 31, 2013 was $1,811,005 compared to $1,563,600 for the quarter ended March 31, 2012. Cash used in investing activities during the quarter ended March 31, 2013 includes cash expenditures of $1,452,468 on the acquisition of equipment and cash expenditures on exploration and evaluation assets of $358,537. Details of additions to exploration and evaluation assets and equipment are summarized in notes 6 and 9 respectively to the condensed consolidated interim financial statements for the three months ended March 31, 2013.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

(a)
The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three months ended March 31, 2013 and 2012 are as follows:

	March 31, 2013	March 31, 2012
Salaries and benefits	$341,282	$57,724
Share‐based payments	213,500	-
	$554,782	$57,724

(b)
In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. At March 31, 2013 and December 31, 2012 the following amounts are due to related parties:

	March 31, 2013	December 31, 2012
Directors	$7,398	$24,469
Oniva International Services Corp.	152,703	147,845
Sampson Engineering Inc.	2,420	2,400
	$162,521	$174,714

(c)	Other related party transactions

The Company has a cost sharing agreement to reimburse Oniva International Services Corp. (“Oniva”) as described in note 20. The transactions with Oniva during the period are summarized below:

	March 31, 2013	March 31, 2012
Salaries and benefits	$57,214	$49,589
Office and miscellaneous	$88,368	85,606

	$145,582	$135,195

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

Financial Instruments and Risks

The fair values of the Company’s cash and cash equivalents, amounts receivable, due to related party and accounts payables and accrued liabilities approximate their carrying values because of the short-term nature of these instruments. The investments in related companies are based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risks, credit risk, liquidity risk and market risk.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2013

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions. However, as at March 31, 2013 cash and cash equivalents substantially exceed the amounts covered under federal deposit insurance

Concentration of credit risk exists with respect to the Company’s cash as the majority of the amounts are held with a single Canadian financial institution.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash at March 31, 2013 in the amount of $3,616,743 (December 31 2012 - $4,035,985) in order to meet short-term business requirements. At March 31, 2013, the Company had current liabilities of $1,875,710 (December 31, 2012 - $1,476,681). Accounts payable have contractual maturities of approximately 30-90 days or are due on demand and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and other price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate risk as the Company has no significant interest-bearing debt as of March 31, 2013 and 2012.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency with respect to the following assets and liabilities, as a portion of these amounts are denominated in Mexican Pesos and US dollars as follows:

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2013

	March 31, 2013		December 31, 2012
	MXN	USD	MXN	USD
Cash and cash equivalents	$2,656,507	$1,482,550	$3,586,471	$1,312,607
Sales taxes recoverable	4,695,117	-	2,180,706	-
Amounts receivable	6,836,245	425,986	3,096,083	210,076
Accounts payable and accrued liabilities	(4,393,638)	(288,100)	(2,775,290)	(408,437)
Finance lease obligations	-	(1,347,551)	-	(236,157)
Net exposure	9,794,231	272,885	6,087,971	878,089
Canadian dollar equivalent	$805,808	$277,142	$467,178	$873,611

Based on the net Canadian dollar denominated asset and liability exposures as at March 31, 2013, a 5% (December 31, 2012 - 10%) fluctuation in the Canadian/Mexican and Canadian/US exchange rates will impact the Company’s earnings by approximately $136,124 (December 31 2012 - $134,078).

The Company has not entered into any foreign currency contracts to mitigate this risk

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment in related parties as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(c)	Classification of Financial instruments

IFRS 7 ‘Financial Instruments: Disclosures’ establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at March 31, 2013:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$3,616,743	-	-
Investments in related parties	150,777	-	-
Other investments	15,000
	$3,782,520	-	-

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 19.

The Company and its subsidiary have various lease agreements for their office premises, use of land, drilling and equipment.

The Company has commitments in respect of these lease agreements as follows:

	March 31, 2013	December 31, 2012
Not later than one year	$245,043	$248,512
Later than one year and no later than five years	600,311	597,188
Later than 5 years	82,027	76,506
	$927,381	$922,206

Significant Accounting Judgements and Estimates

The preparation of these condensed consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates under different assumptions and conditions.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, scoping studies, accessible facilities, existing permits and life of mine plans.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2013

b)	Stockpile and concentrate inventory valuations

Finished goods and stockpile ore are valued at the lower of the average costs or net realizable value.  The assumptions used in the valuation of ore stockpile and finished goods include estimates of silver and gold contained in the ore stockpile and finished goods assumptions of the amount of silver and gold that is expected to be recovered from them. If these estimates or assumptions prove to be Inaccurate, the Company could be required to write down the recorded value of its ore stockpile and finished would reduce the Company’s earnings and working capital.

c)	Estimated reclamation provisions

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

d)	Valuation of share based payments

The Company uses the Black Scholes Option Pricing Model for valuation of share based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

e)	Commencement of commercial production and production levels intended by management

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from concentrate sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation of plant and equipment begin when operating levels intended by management have been reached. Management considers several factors, including production capacity, recoveries and number of uninterrupted production days, in determining when a mining property has reached the commercial production levels intended by management. The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management’s determination that the San Gonzalo Mine commenced production on October 1, 2012.

f)	Impairment of plant and equipment, mining properties and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s plant and equipment, mining properties and exploration and evaluation assets are impaired.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2013

External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its plant and equipment and mining interests. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s plant, equipment, mining properties and exploration and evaluation assets, management makes estimates of the discounted future pre tax cash flows expected to be derived from the Company’s mining properties, and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non expansionary capital expenditures, reductions in the amount of recoverable resources, and exploration potential, and/or adverse current economics can result in a write down of the carrying amounts of the Company’s plant, equipment, mining properties and exploration and evaluation assets.

Changes in Accounting Standards

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions. IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, IFRS 13, Fair Value Measurement, IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, and IAS 1 Presentation of Financial Statements.  The adoption of these new accounting standards had no material impact on the Company’s financial statements.

Outstanding Share Data

The Company has an unlimited number of common shares without par value as authorized share capital of which 27,433,934 were outstanding as at March 31, 2013 and 27,433,934 as at May 30, 2013.

The following are details of outstanding share options as at March 31, 2013 and May 30, 2013:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Mar 31/13)	Number of Shares Remaining Subject to Options (May 30/13)
September 22, 2014	$0.75	10,000	10,000
January 14, 2015	$0.81	60,000	60,000
September 10, 2015	$1.05	282,857	282,857
December 9, 2013	$2.00	10,625	10,625
January 18, 2016	$2.30	955,000	955,000
September 30, 2016	$2.00	770,000	770,000
February 18, 2018	$1.60	250,000	250,000
Total:		2,338,482	2,338,482

The following are details of outstanding warrants as at March 31, 2013 and May 30, 2013:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Mar 31/13)	Number of Underlying Shares (May 30/13)
November 10, 2013	$1.52	2,400,000	2,400,000
December 22, 2013	$2.50	2,700,000	2,700,000
Total:		5,100,000	5,100,000

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2013

The following are details of outstanding compensation warrants as at March 31, 2013 and May 30, 2013:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Mar 31/13)	Number of Underlying Shares (May 30/13)
December 22, 2013	$2.50	111,000	111,000
Total:		111,000	111,000

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at March 31, 2013 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.  The Company assessed the design of the internal controls over financial reporting as at March 31, 2013 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff.  The Company believes it has taken steps to mitigate these risks by increasing financial reporting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis and continuing to do periodic on-site inspections of the accounting records in Mexico.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the three months ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2013

Subsequent Events

Subsequent to March 31, 2013:

a)
On April 10, 2013 the TSX-V approved to the terms of an option purchase and assignment agreement permitting Benz Capital Corp. to acquire all of Avaron's interest in an option agreement between Avaron and Avino pursuant to which Avaron has the option to acquire from Avino up to an undivided 100% interest in the Eagle Property;

As consideration for the option assignment, Benz has issued 50,000 Common Shares and Avaron has issued 250,000 common shares to Avino as required under the terms of the Option Agreement.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of May 30, 2013. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

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